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SEC FILE NUMBER 000-30877

CUSIP NUMBER G5876H105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Marvell Technology Group Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

Canon’s Court, 22 Victoria Street

Address of Principal Executive Office (Street and Number)

Hamilton HM 12, Bermuda

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 13344 (04-09)	Persons who are to respond to the collection of information contained in this form required to respond unless the form displays a currently valid OMB control number

(Attach extra sheets if needed)

Marvell Technology Group Ltd. (“Marvell” or “the Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2016, which is its first quarter of fiscal 2017 (the “First Quarter Quarterly Report”), within the prescribed time period without unreasonable effort or expense for the reasons described below.

In October of 2015, PricewaterhouseCoopers LLP resigned as the Company’s independent public accounting firm. On February 22, 2016, the Audit Committee approved the engagement of Deloitte &Touche LLP as the Company’s new independent public accounting firm. For further information on these matters, see the Company’s Current Reports on Form 8-K dated October 20, 2015, December 7, 2015, February 22, 2016 and March 1, 2016 (the “Forms 8-K”). As a result of these matters, including the review of the results of the Audit Committee’s independent investigation of certain accounting and internal control matters as disclosed in the Current Report on Form 8-K filed on March 1, 2016, the Company has experienced a delay in the completion of its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and other related components of the First Quarter Quarterly Report. The Company is working to complete the preparation and facilitate the review of its financial statements for the fiscal quarter ended April 30, 2016 and the other portions of the First Quarter Quarterly Report, as well as its Annual Report on Form 10-K for the fiscal year ended January 30, 2016 and its Quarterly Reports on Form 10-Q for the second and third quarters of fiscal 2016, as soon as practicable.

This document contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including: its use of non-GAAP financial measures as important supplemental information. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “can,” “will” and similar expressions identify such forward-looking statements. These statements are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties, including, among others, those identified in the Forms 8-K. Marvell undertakes no obligation to revise or update publicly any forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Eichler	(408)	222-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No The Company’s Forms 10-Q for the periods ended August 1, 2015 and October 31, 2015 and its Form 10-K for the fiscal year ended January 30, 2016 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects net revenue for the first quarter of fiscal year 2017 to be substantially lower than net revenue for the first quarter of fiscal year 2016. The decrease in revenue was due primarily to lower sales of its hard disc drive storage products which is related to the overall decrease in market demand for PCs and, to a lesser extent, the restructuring of our mobile platform business, which was announced in September 2015.

The Company cannot make a quantitative estimate of the expected change in its results of operations for the period indicated at this time as the Company needs to complete the Company’s annual audit of its financial statements for fiscal year 2016 and its quarterly review of its financial statements for the first quarter of fiscal 2017.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Marvell Technology Group Ltd.

June 10, 2016	By:	/s/ David Eichler
David Eichler
Interim Chief Financial Officer

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